SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-36551

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Blue Hills Bank 401(k) Retirement Plan(formerly known as SBERA 401(k) Plan as adopted by Blue Hills Bank)
500 River Ridge Drive
Norwood, Massachusetts, 02062

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Blue Hills Bancorp, Inc.
500 River Ridge Drive
Norwood, Massachusetts, 02062

BLUE HILLS BANK 401(k) RETIREMENT PLAN (FORMALLY KNOWN AS THE SBERA 401(k) PLAN ADOPTED AS BY BLUE HILLS BANK)

E.I.N. 04-1466100 Plan Number 002

Financial Statements and Supplemental Schedule as of December 31, 2016 and 2015 and for the Year Ended December 31, 2016

Contents	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	4
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	5
NOTES TO FINANCIAL STATEMENTS	6

SUPPLEMENTAL INFORMATION AS OF DECEMBER 31, 2016:
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)	17

SIGNATURES	18

EXHIBIT INDEX
EXHBIT 23.1 CONSENT OF WOLF & COMPANY, P.C.

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of Blue Hills Bancorp, Inc.
Norwood, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the Blue Hills Bank 401(k) Retirement Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Blue Hills Bank 401(k) Retirement Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Blue Hills Bank 401(k) Retirement Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Boston, Massachusetts
June 28, 2017

BLUE HILLS BANK 401(k) RETIREMENT PLAN (FORMALLY KNOWN AS THE SBERA 401(k) PLAN AS ADOPTED BY BLUE HILLS BANK)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2016 AND 2015

	2016	2015

Assets

Investments, at fair value	$17,289,737	$13,891,142

Notes Receivable from Participants	352,283	245,368

Employer Contribution Receivable	707,735	631,837

Net Assets Available for Benefits	$18,349,755	$14,768,347

The accompanying notes are an integral part of these financial statements.

BLUE HILLS BANK 401(k) RETIREMENT PLAN (FORMALLY KNOWN AS THE SBERA 401(k) PLAN AS ADOPTED BY BLUE HILLS BANK)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016

2016
Additions to Net Assets Attributed to:
Investment Income:
Net appreciation in fair value of investments	$1,634,370
Net investment gain on plan interest in Savings Bank Employees Retirement Association Common Collective Trust	370,595
Interest and Dividends	162,367
Interest income on notes receivable from participants	11,329
2,178,661
Contributions:
Employer	707,735
Participants	1,445,575
Participant rollovers	186,997
Total Contributions	2,340,307

Total Additions	4,518,968

Deductions from Net Assets Attributed to:
Benefits paid to participants	930,078
Administrative expenses	7,482
Total Deductions	937,560

Net Increase	3,581,408

Net Assets Available for Benefits
Beginning of Year	14,768,347

End of Year	$18,349,755
The accompanying notes are an integral part of these financial statements.

BLUE HILLS BANK 401(k) RETIREMENT PLAN (FORMALLY KNOWN AS THE SBERA 401(k) PLAN AS ADOPTED BY BLUE HILLS BANK)

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the Blue Hills Bank 401(k) Retirement Plan (the “Plan”) (formerly known as the SBERA 401(k) Plan as adopted by Blue Hills Bank) is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.The Plan was amended and restated effective September 1, 2016. Prior to September 1, 2016 the Plan was called "SBERA 401(k) Plan as adopted by Blue Hills Bank."

GENERAL
The Plan is a defined contribution plan covering substantially all employees of Blue Hills Bank (the “Bank” or the Plan Administrator). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

All assets acquired under this Plan as a result of the participant and Bank contributions, income and other additions will be administered, distributed, forfeited and otherwise governed by the provisions of the Plan. Up until August 31, 2016 the Savings Banks Employee Retirement Association ("SBERA") functioned as the Plan's trustee and administrator. The Plan's assets were transferred to a new trustee, the Newport Trust Company (the "Trustee"), and the Newport Group, Inc. ("Newport") for record keeping and administrative services, effective September 1, 2016. The Bank also assumed certain administrative functions of the Plan. An investment committee consisting of the Plans Trustees determines the appropriateness of the Plan's investment offerings and monitors investment performance. Up until the transfer in 2016, the Plan was a member of the SBERA Common Collective Trust (the “Trust”). Under the Trust agreement, the Plan owned a portion of the net assets of the Trust, which represented its interest in the Trust. Within the Trust, each plan’s assets were jointly invested and the return on the assets were allocated to each plan based on the percentage of ownership each plan has in the Trust’s net assets. Contributions made to and benefits paid from the Trust for the Plan resulted in increases or decreases in the Plan’s ownership percentage in the net assets of the Trust.

ELIGIBILITY
To become eligible for participation in elective deferrals and safe harbor contribution there is no minimum age or service requirement. An employee must also have one year of service to be eligible for a Bank non-elective discretionary contribution.

CONTRIBUTIONS
Each year, participants may contribute to the Plan the lesser of 75% of pretax annual compensation, as defined in the Plan, or the maximum amount allowable under the provisions of the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions in accordance with the IRC. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit plans or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Contributions are subject to certain IRC limitations.

In 2015 the Plan was amended to include a safe harbor matching overall 4% contribution that matches 100% of an employee’s first 3% of deferral and 50% of the next 2% deferral on eligible compensation. The Bank made a safe harbor contribution in the amount of $707,735 and $631,837 for 2016 and 2015, respectively.

BLUE HILLS BANK 401(k) RETIREMENT PLAN (FORMALLY KNOWN AS THE SBERA 401(k) PLAN AS ADOPTED BY BLUE HILLS BANK)

PARTICIPANT ACCOUNTS
Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of the Company’s profit sharing contribution and Plan earnings. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

INVESTMENT OPTIONS
Upon enrollment in the Plan, a participant may direct how their salary deferral, rollover and Bank matching contributions will be invested. Such investment directives may be changed in accordance with the procedures established by the Plan Administrator. A participant may currently choose from the various mutual funds and money market accounts offered through Newport Trust Company, Blue Hills Bancorp, Inc. common stock and other investments as allowed by the Plan Administrator.

The Plan previously offered the following investment options contained in the Trust to participants:

Equity Account:
This account seeks to provide capital appreciation through a professionally managed, diversified portfolio of domestic and international stocks.

Index 500 Account:
This account attempts to provide investment results that parallel the performance of the Standard & Poor’s 500 Composite Stock Price Index.

Small Cap Growth Account:
This account seeks long-term growth by investing primarily in common stocks of small to medium sized companies that the investment managers believe have a potential for capital appreciation significantly greater than that of the market averages.

International Equity Account:
This account seeks to provide long-term capital appreciation by investing in foreign equity securities.

Small Cap Value Account:
This account utilizes a highly disciplined, bottom-up value approach to investing. This process is intended to generate excess returns primarily through stock selection.

Large Cap Value Account:
This account’s investment philosophy combines detailed fundamental research, bottom up stock selection and portfolio construction, and disciplined management of portfolio volatility to achieve strong risk-adjusted returns over full market cycles.

Large Cap Growth Account:
This account uses a highly disciplined, mathematical investment strategy designed to seek long-term returns in excess of the target benchmark, while reducing the risk of significant under performance.

Life Path Accounts:
These accounts are intended for participants who would rather leave their 401(k) account asset allocation decisions to a professional investment manager. Each account utilizes a predetermined mix of specific asset classes with frequent re-balancing back to the fund’s target allocation.

All Asset Account:
The objective of the All Asset account is to produce returns which are 5% above the Consumer Price Index (CPI). The strategy is designed as a “fund of funds” that allocates its assets among a group of PIMCO funds. The All Asset account rebalances among the funds as real return values shift in the market.

BLUE HILLS BANK 401(k) RETIREMENT PLAN (FORMALLY KNOWN AS THE SBERA 401(k) PLAN AS ADOPTED BY BLUE HILLS BANK)

SBERA Account:
The SBERA account is designed to provide results that parallel the performance of the SBERA Defined Benefit Plan Assets. Given this objective, the account is expected to provide investors with long-term growth of capital and income. The SBERA account provides investors with greater diversification and significantly less risk than a more concentrated portfolio.

Money Market Account:
This account seeks to provide income consistent with the preservation of principal. This account invests solely in U.S. Treasury or agency obligations with maturities of six months or less.

Bond Account:
This account seeks to provide income consistent with U.S. Investment grade bond market returns. The account will be invested in U.S. Government securities and agencies, mortgage pass-through securities, high quality corporate securities, debt and money market instruments. A prudent amount may be invested in below investment grade corporate bonds, foreign debt instruments and long-dated maturities.

Certificate of Deposit:
The Bank makes available a certificate of deposit of the Bank as an investment option for 401(k) participants.

Blue Hills Bancorp, Inc. Shares:
A participant may invest in shares of Blue Hills Bancorp, Inc. Stock.

VESTING
Participants are vested immediately in their contributions, rollover contributions and Bank safe harbor contributions plus actual earnings thereon. Vesting in the Bank’s non-elective discretionary contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited services.

NOTES RECEIVABLE FROM PARTICIPANTS
Loans to participants are made in accordance with provisions in the Plan. Each loan shall be fully secured by 100% of the participant’s vested interest in the Plan and shall be limited to 50% of the participant’s vested interest in the Plan. Loans shall be in an amount not less than $1,000 or greater than $50,000. Each loan shall bear an adequate rate of interest as determined by the Plan Administrator and will generally be required to be repaid through regular payroll deductions within five (5) years of the date it is made, unless such loan is used to acquire a principal residence of the participant in which case the term is extended.

PAYMENT OF BENEFITS
On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount, or in periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

HARDSHIP WITHDRAWALS
The Plan allows participants to make hardship withdrawals, provided certain conditions are met, as defined in the Plan document.

FORFEITURES
At December 31, 2016 and 2015, there were no forfeitures from nonvested accounts. Forfeitures, if any, can be used to reduce future employer contributions.

BLUE HILLS BANK 401(k) RETIREMENT PLAN (FORMALLY KNOWN AS THE SBERA 401(k) PLAN AS ADOPTED BY BLUE HILLS BANK)

ADMINISTRATIVE EXPENSES
Effective September 1, 2016, substantially all administrative costs of the Plan were paid by the Bank except for loan origination and annual loan maintenance fees which are paid by the participants that have participant loans and administrative fees charged to accounts of non-active employees. Investment-related expenses are included in net appreciation (depreciation) of investments. Prior to September 1, 2016, administrative expenses including investment related fees are paid directly by the Trust and are reflected in the Plan’s share of the Trust net investment activity. In addition, included within the Plan’s interest in the Trust’s net investment income, in the accompanying Statement of Changes in Net Assets Available for Benefits, are certain investment related expenses included in the unrealized appreciation of fair value of investments.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements of the Plan are prepared on the accrual basis of accounting.

USE OF ESTIMATES
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by its investment advisors and custodians.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment income includes interest and dividend income and the Plan’s gains and losses on investments bought and sold as well as held during the year. The Plan’s sole investment at December 31, 2015 was its interest in the Trust. Consequently, it recognized investment income based on its percentage of interest in the Trust.

NOTES RECEIVABLE FROM PARTICIPANTS
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2016 and 2015. Delinquent notes receivable from participants, if applicable, are reclassified as distributions based upon the terms of the Plan document.

PAYMENT OF BENEFITS
Benefits are recorded when paid.

RECLASSIFICATIONS
Certain amounts have been reclassified in the 2015 financial statements to conform to the 2016 presentation.

BLUE HILLS BANK 401(k) RETIREMENT PLAN (FORMALLY KNOWN AS THE SBERA 401(k) PLAN AS ADOPTED BY BLUE HILLS BANK)

NOTE 3 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, provides the framework for measuring fair value which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). Valuation techniques maximize the use of relevant observable inputs to minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value by the Plan. There were no changes in these methodologies used by the Plan at December 31, 2016 and 2015.

Mutual funds and money market funds:
Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Stable value fund:
The Morley Stable Value Fund is valued at the NAV of shares held by the Plan based on the fair value of its underlying assets reported in the fund’s audited financial statements.

Blue Hills Bancorp Inc. Stock:
Valued at the closing price reported on the active market on which the invidividual security is traded on the last business day of the Plan year.

Certificates of deposit:
Certificates of deposit are measured at fair value in Level 1 at amortized cost, which approximates fair value.

BLUE HILLS BANK 401(k) RETIREMENT PLAN (FORMALLY KNOWN AS THE SBERA 401(k) PLAN AS ADOPTED BY BLUE HILLS BANK)

Collective funds:
Valued at either the closing price reported on the active market on which the individual securities are traded or valued at the net asset value ("NAV")of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Trust to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Equity securities:
Valued at the closing price reported on the active market in which the individual securities are traded and are generally classified as Level 1 in the fair value hierarchy.

Hedge funds:
The funds are valued at NAV, without further adjustment, as calculated by the fund’s manager based upon the terms and conditions of the organizational documents of the underlying investments, with further consideration to portfolio risks.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan assets at fair value as of December 31, 2016 and 2015:

Assets at Fair Value As of December 31, 2016
Description	Level 1	Level 2	Level 3	Total

Cash	$15,836	$—	$—	$15,836
Money Market Funds	85	—	—	85
Mutual funds	8,840,028	—	—	8,840,028
Common stock of Blue Hills Bancorp, Inc.	7,859,981	—	—	7,859,981
Total investments measured in the fair value hierarchy	$16,715,930	$—	$—	16,715,930

Stable value fund (a)				573,807

Investments, at fair value				$17,289,737

At December 31, 2015, The plan had a plan interest in Savings Bank Employees Retirement Association Common Collective Trust (at NAV) in the amount of $13,891,142, excluding notes receivable from participants in the amount of $245,368.

BLUE HILLS BANK 401(k) RETIREMENT PLAN (FORMALLY KNOWN AS THE SBERA 401(k) PLAN AS ADOPTED BY BLUE HILLS BANK)

The following table sets forth by level, within the fair value hierarchy, the Trust’s fair value measurements at December 31, 2015. Classification within the fair value hierarchy table is based upon the lowest level of any input that is significant to the fair value measurement.

Assets at Fair Value As of December 31, 2015
Description	Level 1	Level 2	Level 3	Total

Certificates of Deposit	$5,086,854	$—	$—	$5,086,854
Collective Funds	44,222,054	—	—	44,222,054
Equity Securities	340,958,818	—	—	340,958,818
Diversified Mutual Funds	168,508,800	—	—	168,508,800
Total investments measured in the fair value hierarchy	$558,776,526	$—	$—	$558,776,526

Investments measured at net asset value (a)				708,810,203

Investments, at fair value				$1,267,586,729

(a )In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The Plan evaluates the significance of transfers between levels based upon the nature of the financial instrument and the size of the transfer relative to total net assets available for benefits. There were no transfers to or from Levels 1, 2, and 3 during the years ended December 31, 2016 and 2015.

BLUE HILLS BANK 401(k) RETIREMENT PLAN (FORMALLY KNOWN AS THE SBERA 401(k) PLAN AS ADOPTED BY BLUE HILLS BANK)

Fair Value of Investments in Entities that use NAV
The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2016 and 2015, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Trust.

	Fair Value		Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
	2016	2015

Stable value fund:
Morley Stable Value fund (a)	$573,807	$—	$—	Daily	12 months
Collective Funds	—	655,411,246	—	1 to 5 days	1 to 5 days
Hedge Funds			—
Multi-strategy (b)	—	43,808,073	—	Quarterly	90 Days
Global opportunities (c)	—	6,557,143	—	Quarterly	90 Days
Private investment entitles and/or separately managed accounts (d)	—	3,033,741	—	Quarterly	90 Days
	$573,807	$708,810,203	$—

a)
The investment objective of the Morley Stable Value Fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments. Withdrawals from the Fund for benefit payments and participant transfers to noncompeting options are made to plan participants promptly upon request but in all cases within 30 days after written notification has been received. All plan sponsor directed full or partial withdrawals are subject to twelve month advance written notice requirement, though the Fund may waive this requirement at its discretion.

b)
This category includes investments in hedge funds that pursue multiple strategies to diversify risks and reduce volatility. Fund objectives are to seek above-average rates of return and long-term capital growth through investments, which are fund of funds with a diversified portfolio of private investment entities and/or separately managed accounts managed by investment managers or achieve superior risk-adjusted capital appreciation over the long-term, generally through an investment, which invests in private investment funds and discretional managed accounts, structured notes, swaps or other similar products.

c)
This category has an investment strategy to pursue a hybrid absolute return via portfolio managers, secondaries and co-investments with a flexible and opportunistic mandate tactically allocating capital to look to capitalize on market dislocations and inefficiencies. The opportunities are expected to fall within the following strategies: Niche Alternatives and Private Credit and Hedge Fund secondaries. The fair value of the investments in this category have been determined using the last sales price, for listed securities, and in accordance with the agreement terms for portfolio-managed investments, notes, swaps, and other similar products.

d)
The Fund’s investment objective is to invest in highly attractive, select investment opportunities by maintaining investments through private investment entities and/or separately managed accounts (each, an “Investment” or a “Portfolio” and collectively, the “Investments” or the “Portfolios”) with investment management professionals (each a “Manager” and collectively, the “Managers”) specializing in various alternative investment strategies. The Managers have broad investment experience and the ability to leverage their existing relationships with corporate management teams, investment banks and other institutions to gain access to certain investment opportunities. As such, the Advisor is presented with “best idea” investment opportunities, typically in asset classes where market dislocations or other events have created attractive investment opportunities. The Managers are not restricted in the investment strategies that they may employ across different asset classes and regions. The Advisor anticipates that any number of strategies will be eligible for consideration for investment by the Fund and the Fund reserves the right to invest in any particular strategy or asset class it deems appropriate.

BLUE HILLS BANK 401(k) RETIREMENT PLAN (FORMALLY KNOWN AS THE SBERA 401(k) PLAN AS ADOPTED BY BLUE HILLS BANK)

NOTE 4– INVESTMENT – PLAN INTEREST IN SBERA COMMON COLLECTIVE TRUST
(THE “TRUST”)

The following table presents the net assets of the Trust at December 31, 2015:

2015
Assets:
Cash	$86,779,384

Investments:
Collective Funds:
Fixed Income	158,906,559
Equity	403,526,534
Diversified	137,200,207
Total collective funds	699,633,300

Equity Securities	340,958,818
Diversified Mutual Funds	168,508,800
Hedge Funds	53,398,957
Certificates of deposits	5,086,854

Total Investments, at fair value	1,267,586,729

Notes receivable from participants	18,505,717
Other assets	15,820,280

Total Assets	$1,388,692,110

Liabilities:
Accrued operating and other expenses	1,540,785

Net assets available for benefits	$1,387,151,325

Plan interest in the Trust	$14,136,510

BLUE HILLS BANK 401(k) RETIREMENT PLAN (FORMALLY KNOWN AS THE SBERA 401(k) PLAN AS ADOPTED BY BLUE HILLS BANK)

Trust investment income (loss) for the years ended December 31, 2015 was comprised of:

2015
Investment loss:
Net realized and unrealized loss on investments	$(29,308,171)
Interest and dividends	14,350,270
Total investment loss	(14,957,901)
Administrative expenses	(5,067,204)
Total Trust net investment loss	$(20,025,105)

Portion allocated to this plan:
Investment income	$676,710
Interest income on notes receivable from participants	9,574
$686,284

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 6 - TAX STATUS

The Blue Hills Bank 401(k) Retirement Plan is based on a Prototype Plan. The Internal Revenue Service ("IRS") stated in a letter dated March 31,2014, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. generally accepted accounting principles require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal and state taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

BLUE HILLS BANK 401(k) RETIREMENT PLAN (FORMALLY KNOWN AS THE SBERA 401(k) PLAN AS ADOPTED BY BLUE HILLS BANK)

NOTE 8 - RELATED-PARTY AND PARTY IN INTEREST TRANSACTIONS

Prior to September 1, 2016, Northeast Retirement Services (NRS), by contract with the approval of the Boards of Trustees of SBERA and NRS, provided consulting, record keeping and other services in connection with the administration of the 401(k) plan for SBERA. The Plan Sponsor, Blue Hills Bank also owns stock in NRS. The costs associated with these services are funded by an assessment on each SBERA employer member on a quarterly basis for their proportionate share. In 2015 the rate for the 401(k) plan was $929.50 per employer member per quarter, plus $21.00 per active participant per quarter ($24.00 for member with bank stock), plus an additional 1.25% assessment on assets.

Prior to September 1, 2016, The Plan was invested in a common collective trust managed by SBERA, the trustees of the Plan. Therefore, this qualified as a party-in-interest transaction.

As noted in Note 1, the Newport Trust Company is a directed trustee of the Plan and the Newport Group Inc., serves as the record keeper to maintain individual accounts of each Plan participant, fees paid to these entities amounted to $7,482 for 2016. Fees paid for investment management services are included as a reduction of the return earned on these investments.

Shares of common stock issued by the Company represent certain Plan investments (See Note 3). The decision to invest in Company stock is voluntary on the part of participants. These transactions are party-in-interest transactions. At December 31, 2016 and 2015, the Plan held 419,199 and 417,630 shares of the Company’s common stock with a fair value of $7,859,981 and $6,393,917 respectively. During 2016 and 2015, the plan purchased and sold 2,024 and 15,922 and 19,455 and 18,385 number of shares, respectively. Additionally, the Plan extends notes to participants who are considered parties-in-interest. All of the transactions are exempt from the prohibited rules.

BLUE HILLS BANK 401(k) RETIREMENT PLAN (FORMALLY KNOWN AS THE SBERA 401(k) PLAN AS ADOPTED BY BLUE HILLS BANK)

SUPPLEMENTAL INFORMATION

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
E.I.N. 04-1466100 Plan Number 002
December 31, 2016
	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value (1)		Cost (2)	Current Value
	AMERICAN FUNDS EUROPACIFIC GROWTH	International Large-Cap Growth, 13,142 units		$—	$591,515
	AMERICAN FUNDS NEW WORLD R6	Emerging Markets Funds, 1,870 units	—	—	96,147
	INVESCO GLOBAL REAL ESTATE INCOME FUND CLASS Y	Global Real Estate Funds, 6,759 units	—	—	58,395
	VANGUARD 500 INDEX	S&P 500 Index Funds, 7,931 units	—	—	1,638,379
	VANGUARD GROWTH INDEX	Large-Cap Growth Funds, 13,765 units	—	—	788,882
	VANGUARD MID CAP GROWTH	Mid-Cap Growth Funds, 1,029 units	—	—	46,775
	VANGUARD MID CAP VALUE INDEX	Mid-Cap Value Funds, 1,482 units	—	—	74,559
	VANGUARD SMALL CAP VALUE INDEX	Small-Cap Value Funds, 7,303 units	—	—	379,534
	VANGUARD SMALL-CAP GROWTH INDEX	Small-Cap Growth Funds, 18,093 units	—	—	846,552
	AB GLOBAL BOND FUND I	Global Income Funds, 2,734 units	—	—	22,826
	MAINSTAY HIGH YIELD BOND I	High Yield Funds, 2,795 units	—	—	16,044
	VANGUARD INTERMEDIATE-TERM INVESTMENT GRADE ADM	Core Bond Funds, 68,617 units	—	—	661,464
	FIDELITY BALANCED	Mixed-Asset Target Allocation Growth Funds, 7,087 units	—	—	156,045
	VANGUARD TARGET RETIREMENT INV 2020	Mixed-Asset Target 2020 Funds, 39,799 units	—	—	1,124,728
	VANGUARD TARGET RETIREMENT INV 2025	Mixed-Asset Target 2025 Funds, 589 Units	—	—	9,637
	VANGUARD TARGET RETIREMENT INV 2030	Mixed-Asset Target 2030 Funds, 27,667 units	—	—	807,869
	VANGUARD TARGET RETIREMENT INV 2035	Mixed-Asset Target 2035 Funds, 804 units	—	—	14,273
	VANGUARD TARGET RETIREMENT INV 2040	Mixed-Asset Target 2040 Funds, 7,344 units	—	—	221,856
	VANGUARD TARGET RETIREMENT INV 2045	Mixed-Asset Target 2045 Funds, 1,343 units	—	—	25,368
	VANGUARD TARGET RETIREMENT INV 2050	Mixed-Asset Target 2050 Funds, 6,553 units	—	—	199,157
	VANGUARD TARGET RETIREMENT INV 2055	Mixed-Asset Target 2055+ Funds, 1,681 units	—	—	55,318
	VANGUARD TARGET RETIREMENT INCOME	Mixed-Asset Target Today Funds, 20,439 units	—	—	261,828
	VANGUARD VALUE INDEX ADM	Large-Cap Value Funds, 20504 units	—	—	742,877
	STOCK LIQUIDITY FUND	Money Market Funds	—	—	85
	MORLEY STABLE VALUE	Morley Stable Value, 22,770 units	—	—	573,807
*	BLUE HILLS BANCORP, INC.	Blue Hills Bancorp, Inc. Stock, 419,199 units			7,859,981

	Cash pass-through account	Interest rate 0.01%			15,836
*	Participant loans	Notes with a per annum interest rates of 4.25% to 4.50% and maturity dates ranging from July 2016 to April 2033		—	352,283
					$17,642,020

(1)	There were no investment assets which were both acquired and disposed of during the Plan year.
(2)	Cost information is not required for participant directed investments.

*	Party-in-interest to the Plan

BLUE HILLS BANK 401(k) RETIREMENT PLAN (FORMALLY KNOWN AS THE SBERA 401(k) PLAN AS ADOPTED BY BLUE HILLS BANK)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BLUE HILLS BANK 401(k) RETIREMENT PLAN (FORMALLY KNOWN AS THE SBERA 401(k) PLAN AS ADOPTED BY BLUE HILLS BANK)

June 28, 2017	By:	/s/ William M. Parent
William M. Parent
President and Chief Executive Officer